Exhibit (a)(5)(i)

FOR IMMEDIATE RELEASE

Leap Contacts:

Greg Lund, Media Relations

858-882-9105

glund@leapwireless.com

Amy Wakeham, Investor Relations

858-882-9876

awakeham@leapwireless.com

Leap Announces Cash Tender Offer for

its 4.50% Convertible Senior Notes due 2014

SAN DIEGO — March 26, 2013 — Leap Wireless International, Inc. (NASDAQ:LEAP) today announced that it has commenced a cash tender offer to purchase any and all of its $250 million in aggregate principal amount of outstanding 4.50% Convertible Senior Notes due 2014 (CUSIP 521863AL4) (the “Convertible Notes”). The tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, each dated March 26, 2013.

The tender offer will expire at midnight, New York City time, on April 22, 2013, unless extended or earlier terminated as described in the Offer to Purchase (such date and time, as the same may be extended, the “Expiration Time”). Tendered Convertible Notes may be withdrawn by holders at any time prior to the Expiration Time, and withdrawn Convertible Notes may be re-tendered by a holder at any time prior to the Expiration Time.

The tender offer is subject to the satisfaction or waiver of certain conditions, as described in the Offer to Purchase, including the condition that Cricket Communications, Inc. (a wholly owned subsidiary of Leap, “Cricket”) shall have consummated the borrowing of term loans under its delayed-draw incremental term loan facility, as described in more detail in the Offer to Purchase.

Leap is offering to purchase the Convertible Notes at a price of $1,005 per $1,000 in principal amount of validly tendered (and not validly withdrawn) Convertible Notes accepted for purchase in the tender offer, plus accrued and unpaid interest.

Leap has engaged Deutsche Bank Securities Inc. as the Dealer Manager for the tender offer. Any questions or requests for assistance concerning the tender offer may be directed to Deutsche Bank Securities Inc. at (800) 503-4611.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase and the related Letter of Transmittal. Holders of Convertible Notes are urged to read the tender offer documents carefully before making any decision with respect to the tender offer. Holders may obtain copies of the Offer to Purchase and the Letter of Transmittal from D.F. King & Co., Inc., the information agent and tender agent for the tender offer, at (212) 269-5550 or toll free at (800) 659-5550. The tender offer documents are also available online without charge on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

Leap Announces Cash Tender Offer for its 4.50% Convertible Senior Notes due 2014

This press release is for information purposes only and is not an offer to purchase or a solicitation of an offer to sell with respect to any of the Convertible Notes. The tender offer is being made solely pursuant to the tender offer documents, including the Offer to Purchase, that Leap is distributing to holders of the Convertible Notes. The tender offer is not being made to, and tenders of Convertible Notes will not be accepted from or on behalf of, holders in any jurisdiction in which the making or the acceptance of the tender offer would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on behalf of Leap by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

None of Leap, the Dealer Manager or the information and tender agent makes any recommendation as to whether holders of Convertible Notes should tender their Convertible Notes in the tender offer or the amount of Convertible Notes to tender.

About Leap

Leap provides innovative, high-value wireless services to a young and ethnically diverse customer base. With the value of unlimited wireless services as the foundation of its business, Leap pioneered its Cricket service. Cricket products and services are available nationwide through company-owned stores, dealers, national retailers and at MyCricket.com. Through its affordable, flat-rate service plans, Cricket offers customers a choice of unlimited voice, text, data and mobile Web services. Headquartered in San Diego, Calif., Leap is traded on the NASDAQ Global Select Market under the ticker symbol “LEAP.” For more information, please visit www.leapwireless.com.

Forward-Looking Statements

This press release contains “forward-looking statements,” including statements regarding the purchase of Convertible Notes in the tender offer and borrowings under Cricket’s delayed-draw incremental term loan facility, and are generally identified with words such as “believe,” “expect,” “intend,” “plan,” “could,” “will,” “may” and similar expressions. Such statements reflect management’s current expectations and judgment as of the date of this press release. Risks, uncertainties and assumptions that could affect our forward-looking statements include, among other things, the completion of the tender offer and the consummation of borrowings under Cricket’s delayed-draw incremental term loan facility, and other factors detailed in the section entitled “Risk Factors” included in our periodic reports filed with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 25, 2013.

All forward-looking statements included in this press release should be considered in the context of these risks. These forward-looking statements speak only as of the date of this press release and Leap undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors and prospective investors are cautioned not to place undue reliance on the forward-looking statements.

###